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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           AVERY DENNISON CORPORATION
                           --------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                     053611
                                 --------------
                                 (CUSIP Number)


                           Robert G. van Schoonenburg
                                    Secretary
                           Avery Dennison Corporation
                        150 North Orange Grove Boulevard
                           Pasadena, California 91103
          -----------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                               December 31, 1999
                                   Amendment 2

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box is a fee is being paid with this statement:


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1.       Name of Reporting Person

         Wachovia Bank, N.A., (formerly Wachovia Bank of North Carolina, N.A.) as Trustee for the Avery Dennison Corporation Employee Stock Benefit Trust

         S.S. or I.R.S. Identification Number of Above Person:  56-6394187
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2.       Check the Appropriate Box if a Member of a Group              (a) [ ]

         Not Applicable                                                (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds   SC, OO
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
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6.       Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power: 13,914,515

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power: 13,914,515
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.      Percent of Class Represented by Amount in Row:
         12.34% as of December 31, 1999
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14.      Type of Reporting Person:  BK, EP
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The filing of this statement on Schedule 13D by the Avery Dennison Corporation
Employee Stock Benefit Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by deleting the last sentence and inserting the following in lieu thereof:

Since the last filing by the Trust, shares have been allocated to the underlying plans as required by the Trust. As a result of these deliveries and as a result of shares purchased by the Issuer in the normal course of business, the Trust's ownership position has decreased by approximately 1.22% since the last filing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 5 is deleted in its entirety and the following paragraph is inserted in lieu thereof:

The Trust holds shares of Common Stock or 12.34% of the Company's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power. The shares will be allocated during the course of the year or in following years as provided in the Trust Agreement. The Issuer has advised the Trustee that the Issuer's contributions to the plans, as defined in the Trust Agreement ("Plans"), will be decreased by the value of the shares allocated to the Plans from the Trust.

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The Trust Agreement, the Common Stock Purchase Agreement and the Note have previously been filed as Exhibits under Form 8K filed by Issuer on October 25, 1996. That filing is incorporated by reference herein.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: 2/15/2000
       ---------


WACHOVIA BANK, N.A., TRUSTEE


/s/ Joe O. Long
--------------------------------------------
NAME: Joe O. Long
TITLE: Senior Vice President/Group Executive